May 31, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Kitty Hawk, Inc.
Form 10-K for the year ended December 31, 2004
Filed March 10, 2005
File No. 0-14275

Dear Ladies and Gentlemen:

On behalf of our client, Kitty Hawk, Inc. (“Kitty Hawk”), we submit the following response to the letter dated May 13, 2005, containing a comment from the staff of the Securities and Exchange Commission (the “Staff”) relating to Kitty Hawk’s response letter to the Staff dated April 25, 2005 regarding Kitty Hawk’s Form 10-K for the year ended December 31, 2004 (the “Form 10-K”). Please be advised that the responses contained herein, and the information provided herein, have been prepared by, and obtained from, Kitty Hawk.

We respectfully request that the Staff provide any further comments at its earliest convenience. For your convenience, the Staff’s comment has been reproduced immediately preceding Kitty Hawk’s response.

Item 8. Financial Statements and Supplementary Data

16. Business Segment Data, page F-29

14.	We note that your response to our prior comment number 16 indicates that the asset balances allocated to each of your segments have fluctuated primarily due to intercompany costs and debt. As you state that there have been no changes in Kitty Hawk’s methodology for allocating costs for the periods presented and the largest intercompany expense for each of the periods presented appears to have related to your Cargo Airline segment supporting your Scheduled Freight Network segment, please explain to us in detail how intercompany costs and debt have resulted in such significant fluctuations in your allocation of assets between segments. For example, please explain why the total assets of your Scheduled Freight Network have increased from $6,278 at December 31, 2002 to $15,842 at December 31, 2004, and the total assets of your Cargo Airline have declined from $20,155 at December 31, 2002 to $7,205 at December 31, 2004. We may have further comment upon the receipt of your response.

Response:

In the “Business Segment Data” footnote in the Form 10-K, the line item “Total Assets” presents the total assets of each segment, including both intercompany receivables and payables between segments. The fluctuations in the “Total Assets” of each segment over the time periods presented is largely due to fluctuations in the amounts of the intercompany payables owed by each segment which have offset any intercompany receivables from other segments. The fluctuations are not due to changes in the allocation of tangible or intangible assets to each segment. If the intercompany payables were not included in the “Total Assets” of each segment, but instead were presented as a liability, the amount of assets (which we refer to as “Gross Assets”) of each segment would not fluctuate nearly as much over the time periods presented. Intercompany transactions between the segments are not settled in cash and will continue to fluctuate over time based on the intercompany activities between the segments.

To illustrate this, we have attached three exhibits to this letter. Exhibit A presents the calculation of “Total Assets” and “Gross Assets” of the Scheduled Freight Network segment for the periods presented in footnote 16, along with a calculation of the year-over-year variances. Exhibit B presents the calculation of “Total Assets” and “Gross Assets” of the Cargo Airline segment for the periods presented in footnote 16, along with a calculation of the year-over-year variances. Exhibit C presents the calculation of “Total Assets” and “Gross Assets” of the Other segment for the periods presented in footnote 16, along with a calculation of the year-over-year variances.

Following the receipt of the April 8, 2005 SEC Staff letter, the Company revised the presentation of “Total Assets” for each segment in its Form 10-Q for the period ended March 31, 2005. In the Form 10-Q, the presentation of “Total Assets” did not include intercompany payables and an elimination entry was included for consolidation purposes. In future SEC filings, the Company will present “Total Assets” for each segment in this manner.

Kitty Hawk acknowledges that: (i) Kitty Hawk is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) Kitty Hawk may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any members of the Staff have any questions or comments concerning the enclosed materials, please contact Garrett A. DeVries, Esq. at (214) 651-5614.

Very truly yours,

/s/ GARRETT A. DEVRIES

Garrett A. DeVries
(214) 651-5614
garrett.devries@haynesboone.com

cc:	Steven E. Markhoff
Robert W. Zoller
Lauren Swann

2

Exhibit A
Kitty Hawk, Inc.
Scheduled Freight Network

				Variance
	12/31/2004	12/31/2003	12/31/2002	2004 v 2003	2003 v 2002

ASSETS

CURRENT ASSETS:
CASH	$1,491,598	$36,847	$1,927,094	1,454,751	(1,890,247)
RESTRICTED CASH	—	52,500	—	(52,500)	52,500
ACCOUNTS RECEIVABLE, LESS ALLOWANCE	13,453,189	11,538,324	11,123,207	1,914,865	415,117
INTERCOMPANY RECEIVABLE (PAYABLE)	(632,924)	(3,115,525)	(9,927,194)	2,482,601	6,811,669
DEPOSITS, PREPAID EXPENSES AND OTHER ASSETS	148,794	183,488	363,925	(34,694)	(180,437)
SETTLEMENT RECEIVABLE	—	1,765,245		(1,765,245)	1,765,245
OTHER CURRENT ASSETS, NET	81,343	114,944	597,684	(33,601)	(482,740)

TOTAL CURRENT ASSETS	14,542,000	10,575,823	4,084,716	3,966,177	6,491,107

TOTAL PROPERTY AND EQUIPMENT	2,104,645	1,642,993	1,799,979	461,652	(156,986)
LESS ACCUMULATED DEPRECIATION	(804,042)	(476,049)	(85,761)	(327,993)	(390,288)

NET PROPERTY & EQUIPMENT	1,300,603	1,166,944	1,714,218	133,659	(547,274)

OTHER ASSETS, NET	—	84,938	479,181	(84,938)	(394,243)

TOTAL ASSETS AS PRESENTED IN NOTE 16	15,842,603	11,827,705	6,278,115	4,014,898	5,549,590

ELIMINATION OF INTERCOMPANY PAYABLE	632,924	3,115,525	9,927,194

GROSS ASSETS	16,475,527	14,943,230	16,205,309	1,532,297	(1,262,079)

Exhibit B
Kitty Hawk, Inc.
Cargo Airline Segment

				Variance
	12/31/2004	12/31/2003	12/31/2002	2004 v 2003	2003 v 2002

ASSETS
CURRENT ASSETS:
CASH	$16,904	$350	$69,563	16,554	(69,213)
RESTRICTED CASH	971,137	171,255	—	799,882	171,255
ACCOUNTS RECEIVABLE, LESS ALLOWANCE	417,015	541,685	2,146,287	(124,670)	(1,604,602)
INTERCOMPANY RECEIVABLE (PAYABLE)	(7,734,808)	1,737,137	1,336,959	(9,471,945)	400,178
ASSETS HELD FOR SALE	65,000	114,250	816,998	(49,250)	(702,748)
INVENTORY AND AIRCRAFT SUPPLIES	4,719,498	5,440,824	6,014,496	(721,326)	(573,672)
DEPOSITS, PREPAID EXPENSES AND OTHER ASSETS	702,781	598,179	790,445	104,602	(192,266)
PREPAID FUEL	2,309,598	1,122,179	967,290	1,187,419	154,889
OTHER CURRENT ASSETS, NET	28,253	(1,589)	(4,524)	29,842	2,935

TOTAL CURRENT ASSETS	1,495,378	9,724,270	12,137,514	(8,228,892)	(2,413,244)

TOTAL PROPERTY AND EQUIPMENT	11,504,296	9,555,077	8,869,602	1,949,219	685,475
LESS ACCUMULATED DEPRECIATION	(5,794,515)	(3,752,936)	(852,468)	(2,041,579)	(2,900,468)

NET PROPERTY & EQUIPMENT	5,709,781	5,802,141	8,017,134	(92,360)	(2,214,993)

TOTAL ASSETS AS PRESENTED IN NOTE 16	7,205,159	15,526,411	20,154,648	(8,321,252)	(4,628,237)

ELIMINATION OF INTERCOMPANY PAYABLE	7,734,808	0	0

GROSS ASSETS	14,939,967	15,526,411	20,154,648	(586,444)	(4,628,237)

Exhibit C
Kitty Hawk, Inc.
Other Segment

				Variance
	12/31/2004	12/31/2003	12/31/2002	2004 v 2003	2003 v 2002

ASSETS
CURRENT ASSETS:
CASH	$14,775,956	$15,691,521	$8,355,994	(915,565)	7,335,527
RESTRICTED CASH	250,000	355,000	592,890	(105,000)	(237,890)
ACCOUNTS RECEIVABLE, LESS ALLOWANCE	(712,155)	(540,865)	(1,809,596)	(171,290)	1,268,731
INTERCOMPANY RECEIVABLES	8,367,732	1,378,388	8,590,235	6,989,344	(7,211,847)
ASSETS HELD FOR SALE	—	—	1,044,559	—	(1,044,559)
DEPOSITS, PREPAID EXPENSES AND OTHER ASSETS	898,747	353,741	543,526	545,006	(189,785)
OTHER CURRENT ASSETS, NET	91,538	29,796	687,290	61,742	(657,494)

TOTAL CURRENT ASSETS	23,671,818	17,267,581	18,004,898	6,404,237	(737,317)

TOTAL PROPERTY AND EQUIPMENT	2,764,745	2,516,469	2,504,606	248,276	11,863
LESS ACCUMULATED DEPRECIATION	(813,635)	(427,915)	(82,622)	(385,720)	(345,293)

NET PROPERTY & EQUIPMENT	1,951,110	2,088,554	2,421,984	(137,444)	(333,430)

OTHER ASSETS, NET	400,000	400,000	400,000	—	—

TOTAL ASSETS AS PRESENTED IN NOTE 16	26,022,928	19,756,135	20,826,882	6,266,793	(1,070,747)

ELIMINATION OF INTERCOMPANY PAYABLE	0	0	0

GROSS ASSETS	26,022,928	19,756,135	20,826,882	6,266,793	(1,070,747)